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9

Volaris Reports Financial Results for the

Fourth Quarter 2023: Net Income of USD $112 million

Mexico City, Mexico, February 26, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, today announces its financial results for the fourth quarter and full year 20231.

Fourth Quarter 2023 Highlights

(All figures are reported in U.S. dollars and compared to 4Q 2022 unless otherwise noted)

■	Net income of $112 million. Earnings per share of $0.10 and earnings per ADS of $0.97 cents.
■	Total operating revenues of $899 million, a 10% increase.
■	Total revenue per available seat mile (TRASM) increased 11% to $9.56 cents.
■	Available seat miles (ASMs) decreased 1.1% to 9.4 billion.
■	Total operating expenses of $735 million, representing 82% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) decreased 2.3% to $7.81 cents.
■	Average economic fuel cost decreased 16% to $3.13 per gallon.
■	CASM ex fuel increased 11% to $4.86 cents.
■	EBITDAR of $281 million, a 35% increase.
■	EBITDAR margin was 31.3%, an increase of 6.0 percentage points.
■	Total cash, cash equivalents, restricted cash, and short-term investments totaled $789 million, representing 24% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio decreased to 3.4x, compared to 3.9x in 2022.

Enrique Beltranena, President & Chief Executive Officer, said: “Throughout 2023, we gained valuable lessons when resizing the operations, capitalizing on strong demand while adjusting our network, and turned a very complex situation into a solid financial result for the fourth quarter. We recorded our highest-ever historical quarterly TRASM and posted a net income of $112 million. Our performance demonstrated resilience in the face of the challenges encountered throughout the year, such as the extended FAA downgrade of Mexico to CAT 2, Pratt & Whitney's engine preventive accelerated inspections, and slot reductions at the Mexico City International Airport. Our proactive strategies and mitigation plan have proven effective.

Looking ahead, 2024 holds promise, as our booking curves and total unit revenues indicate continuing favorable trends aligned with our guidance. We expect that our focus on operational efficiency, customer satisfaction, and prudent capacity management will continue to drive profitability.”

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

2 Includes short-term investments.

1

Full Year 2023 Highlights3

(All figures are reported in U.S. dollars and compared to FY 2022 unless otherwise noted)

■	Net income of $8 million. Earnings per share of $0.01 and earnings per ADS of $0.07.
■	Total operating revenues of $3,259 million, a 14% increase.
■	Total revenue per available seat mile (TRASM) increased 3.8% to $8.38 cents.
■	Available seat miles (ASMs) increased 10% to 38.9 billion.
■	Total operating expenses of $3,036 million, representing 93% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) decreased 1.7% to $7.81 cents.
■	Average economic fuel cost decreased 18% to $3.11 per gallon.
■	CASM ex fuel increased 13% to $4.81 cents.
■	EBITDAR of $823 million, a 40% increase.
■	EBITDAR margin was 25.2%, an increase of 4.7 percentage points.

3 As of January 1, 2022, all figures are reported in U.S. dollars.

2

Fourth Quarter and Full Year 2023 Financial and Operations Highlights3

(All figures are reported in U.S. dollars and compared to 4Q 2022 and FY 2022 unless otherwise noted)

	Fourth Quarter			Full Year
Consolidated Financial Highlights	2023	2022	Var.	2023	2022	Var.
Total operating revenue (millions)	899	820	9.6%	3,259	2,847	14.5%
TRASM (cents)	9.56	8.63	10.7%	8.38	8.07	3.8%
ASMs (million, scheduled & charter)	9,402	9,504	(1.1%)	38,890	35,281	10.2%
Load Factor (scheduled, RPMs/ASMs)	88.1%	87.3%	0.8 pp	86.0%	85.6%	0.4 pp
Passengers (thousand, scheduled & charter)	8,247	8,475	(2.7%)	33,497	31,051	7.9%
Fleet (at the end of the period)	129	117	12	129	117	12
Total operating expenses (millions)	735	760	(3.3%)	3,036	2,803	8.3%
CASM (cents)	7.81	8.00	(2.3%)	7.81	7.95	(1.7%)
CASM excl. fuel (cents)	4.86	4.39	10.7%	4.81	4.26	12.8%
Adjusted CASM excl. fuel (cents)[4]	5.07	4.10	23.7%	4.57	3.97	15.0%
Operating income (EBIT) (millions)	164	60	173.3%	223	44	406.8%
% EBIT Margin	18.3%	7.3%	11.0 pp	6.8%	1.5%	5.3 pp
Net income (loss) (millions)	112	(22)	N/A	8	(80)	N/A
% Net income (loss) margin	12.5%	(2.7%)	15.2 pp	0.2%	(2.8%)	3.1 pp
EBITDAR (millions)	281	208	35.1%	823	586	40.4%
% EBITDAR Margin	31.3%	25.3%	6.0 pp	25.2%	20.6%	4.7 pp
Net debt-to-EBITDAR[5]	3.4x	3.9x	-0.5x	3.4x	3.9x	-0.5x

Reconciliation of CASM to Adjusted CASM ex fuel:

	Fourth Quarter			Full Year
Reconciliation of CASM	2023	2022	Var.	2023	2022	Var.
CASM (cents)	7.81	8.00	(2.3%)	7.81	7.95	(1.7%)
Fuel expense	(2.95)	(3.61)	(18.4%)	(3.00)	(3.69)	(18.9%)
CASM ex fuel	4.86	4.39	10.7%	4.81	4.26	12.8%
Aircraft and engine variable lease expenses[6]	0.15	(0.36)	N/A	(0.27)	(0.35)	(24.4%)
Sale and lease back gains	0.06	0.07	(15.2%)	0.03	0.06	(47.9%)
Adjusted CASM ex fuel	5.07	4.10	23.7%	4.57	3.97	15.0%

Note: Figures are rounded for convenience purposes. Further detail can be found in financial and operating indicators.

3 As of January 1, 2022, all figures are reported in U.S. dollars.

4 Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

5 Includes short-term investments.

6 Aircraft redeliveries.

7 Includes short-term investments.

3

Fourth Quarter 2023

Total operating revenues in the quarter were $899 million, a 10% increase, driven by an improved load factor and increased adoption of ancillary offerings.

Booked passengers amounted to 8.2 million in the quarter, a decrease of 2.7%. Domestic booked passengers decreased 7.7%, while international booked passengers increased 17%.

Total capacity, in terms of available seat miles (ASMs), decreased 1.1% to 9.4 billion.

The load factor for the quarter reached 88.1%, representing an increase of 0.8 percentage points compared to the same period in 2022.

TRASM increased 11% to $9.56 cents in the quarter and total operating revenue per passenger stood at $109, representing a 13% increase.

The average base fare was $54, a decline of 2.3%. The total ancillary revenue per passenger was $55, a 32% increase. Ancillary revenue represented 50% of total operating revenue, 7.6 percentage points above the fourth quarter 2022.

Total operating expenses in the quarter were $735 million, representing 82% of total operating revenue, compared to 93% in the fourth quarter of 2022.

CASM totaled $7.81 cents, a 2.3% decrease when compared to the same period of 2022. The average economic fuel cost decreased 16% to $3.13 per gallon in the period.

CASM ex fuel increased 11% to $4.86 cents. These increases were mainly caused by higher fleet depreciation, reduced capacity, and a stronger Mexican peso; partially offset by lower redelivery costs due to lease extensions and the compensation from Pratt & Whitney.

Comprehensive financing result represented an expense of $35 million in the fourth quarter of 2023, compared to a $38 million expense in the same period of 2022. For the period, the average exchange rate was Ps.17.58 per U.S. dollar, a 11% appreciation compared to the same quarter of 2022. At the end of the fourth quarter, the exchange rate stood at Ps.16.89 per U.S. dollar.

Income tax expense for the quarter was $17 million, compared to $44 million registered in the same period of 2022.

Net income in the quarter was $112 million, with an earnings per share of $0.10 and an earnings per ADS of $0.97 cents.

EBITDAR for the quarter was $281 million, an increase of 35% compared to the same period in 2022, primarily attributable to higher unit revenues and lower fuel prices. EBITDAR margin stood at 31.3%, an increase of 6.0 percentage points compared to the same quarter of the previous year.

4

Cash Flow

Net cash flow provided by operating activities in the quarter was $218 million. Net cash flow used in financing and investing activities was $82 million and $113 million, respectively.

Full Year 2023

Total operating revenues were $3,259 million, an increase of 14% compared to 2022.

Volaris transported 33.5 million passengers, an increase of 7.9%, while total capacity for the year, in terms of available seat miles (ASMs), increased 10% to 38.9 billion.

Load factor reached 86.0%, an increase of 0.4 percentage points compared to 2022.

TRASM increased 3.8% to $8.38 cents. Average base fare was $49, a 7.9% decrease and total operating revenue per passenger stood at $97, representing an increase of 6.1%.

Ancillary revenue per passenger was $48, posting a 26% increase and represented 49% of total operating revenues.

Volaris posted total operating expenses of $3,036 million, representing 93% of total operating revenue,

compared to 98% in 2022.

CASM decreased 1.7% to $7.81 cents. The average economic fuel cost of $3.11 per gallon, a 18% decrease compared to 2022 levels. CASM ex fuel increased 13% to $4.81 cents.

The comprehensive financing result for the full year 2023 amounted to an expense of $215 million, compared to the $176 million expense posted in 2022. The average exchange rate was Ps.17.76 per US dollar, a 12% appreciation compared to 2022. At the end of the period, the exchange rate stood at Ps.16.89 per US dollar.

The Company recorded an income tax benefit for the full year 2023 of $0.4 million, compared to an income tax benefit of $52 million registered in 2022.

For the full year 2023, Volaris reported a net income of $8 million, with an earnings per share of $0.01 and earnings per ADS of $0.07.

Volaris registered an EBITDAR of $823 million, a 40% increase compared to 2022. EBITDAR margin was 25.2%, an increase of 4.7 percentage points.

5

Balance Sheet, Liquidity and Capital Allocation

As of December 31, 2023, cash, cash equivalents, restricted cash and short-term investments were $789 million, representing 24% of the last twelve months total operating revenue.

Net cash flow provided by operating activities was $730 million, while cash used in investing and financing activities were $462 million and $214 million, respectively.

The financial debt amounted to $653 million, while total lease liabilities stood at $2,906 million, bringing the net debt to $2,770 million.

Net debt-to-LTM EBITDAR7 ratio stood at 3.4x, compared to 3.9x in 2022 and 3.5x in the third quarter of 2023.

7 Includes short-term investments.

6

2024 Guidance

For the first quarter of 2024, the Company expects:

	1Q’24	1Q’23 (1)
1Q’24 Guidance
ASM growth (YoY)	-16% to -18%	+17.7%
TRASM	$8.5 to $8.7 cents	$7.71 cents
CASM ex fuel	$5.5 to $5.7 cents	$4.65 cents
EBITDAR margin	25% to 27%	16.8%
Average USD/MXN rate	Ps. $17.00 to $17.20	Ps. 18.70
Average U.S. Gulf Coast jet fuel price	$2.55 to $2.65	$3.06

(1) For convenience purposes, actual reported figures for 1Q'23 are included.

For the full year 2024, the Company expects:

	2024	2023 (2)
Full Year Guidance
ASM growth (YoY)	-16% to -18%	+10.2%
EBITDAR margin	31% to 33%	25.2%
CAPEX (3)	~$300 million	$252 million
Average USD/MXN rate	Ps. $17.70 to $17.90	Ps.17.76
Average U.S. Gulf Coast jet fuel price	$2.50 to $2.60	$2.73

(2) For convenience purposes, actual reported figures for 2023 are included.

(3) CAPEX net of financed fleet predelivery payments.

The first quarter and full year 2024 outlook presented above includes the compensation that Volaris expects to receive for the projected grounded aircraft resulting from the GTF engine removals, in accordance with the Company’s agreement with Pratt & Whitney that was previously announced on December 5, 2023.

The Company's outlook is subject to unforeseen disruptions, macroeconomic factors, or other negative impacts that may affect its business, and is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company and its management. The Company's expectations may change if actual results vary from these assumptions. There can be no assurances that Volaris will achieve these results.

7

Fleet

During the fourth quarter, Volaris added four A321neo aircraft to its fleet, bringing the total number of aircraft to 129 as of December 31st, 2023. At the end of the year, Volaris’ fleet has an average age of 5.7 years and an average seating capacity of 196 passengers per aircraft. Of the total fleet, 59% of the aircraft are New Engine Option (NEO) models.

	Fourth Quarter			Third Quarter
Total Fleet	2023	2022	Var.	2023	Var.
CEO
A319	3	4	(1)	3	-
A320	40	40	-	40	-
A321	10	10	-	10	-
NEO
A320	51	48	3	51	-
A321	25	15	10	21	4
Total aircraft at the end of the period	129	117	12	125	4

The information included in this release, including the Company’s full-year 2023 financial information, has not been audited and reflects the Company’s current estimates based on information available as of the date of this release. Such information is subject to change as a result of the completion of the Company’s financial and operating closing procedures, customary audit procedures, and other developments that may occur before the completion of these procedures. Accordingly, you should not place undue reliance on this preliminary information or guidance, which may differ materially from actual results. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

8

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

Conference Call Details

Date:	Tuesday, February 27, 2024
Time:	8:00 am Mexico City / 9:00 am New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1.     Click on the call link and complete the online registration form.

2.     Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3.     Select a method for joining the call:

i.   Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii.   Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

9

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 211 and its fleet from 4 to 133 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements describing the Company's objectives, plans or goals, or actions the Company may take in the future are forward-looking. Forward-looking statements include, without limitation, statements regarding the Company's first quarter and full year 2024 outlook, maintenance of its full year 2023 guidance, expectation to receive certain compensation in connection with the GTF engine removals and anticipated execution of its business plan and focus on its 2024 priorities. Forward-looking statements should not be read as a guarantee or assurance of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time concerning future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry, the Company's ability to keep costs low; changes in fuel costs, the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. The Company's US Securities and Exchange Commission filings contain additional information concerning these and other factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-GAAP Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR, Net debt-to-LTM EBITDAR, Total cash, cash equivalents, restricted cash, and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents, restricted cash, and short-term investments as the sum of cash, cash equivalents, restricted cash, and short-term investments.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In millions U.S. dollars, except otherwise indicated)	Three months ended December 31, 2023	Three months ended December 31, 2022	Variance
Total operating revenues (millions)	899	820	9.6%
Total operating expenses (millions)	735	760	(3.3%)
EBIT (millions)	164	60	173.3%
EBIT margin	18.3%	7.3%	11.0 pp
Depreciation and amortization (millions)	131	114	14.9%
Aircraft and engine variable lease expenses (millions)	(14)	34	N/A
Net income (loss) (millions)	112	(22)	N/A
Net income (loss) margin	12.5%	(2.7%)	15.2 pp
Earnings (loss) per share (6):
Basic	0.10	(0.02)	N/A
Diluted	0.10	(0.02)	N/A
Earnings (loss) per ADS *:
Basic	0.97	(0.19)	N/A
Diluted	0.96	(0.19)	N/A
Weighted average shares outstanding:
Basic	1,151,640,062	1,152,794,610	(0.1%)
Diluted	1,165,847,298	1,165,048,915	0.1%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	9.56	8.63	10.7%
Average base fare per passenger	54	55	(2.3%)
Total ancillary revenue per passenger (3)	55	41	32.5%
Total operating revenue per passenger	109	97	12.6%
Operating expenses per ASM (CASM) (cents) (1)	7.81	8.00	(2.3%)
CASM ex fuel (cents) (1)	4.86	4.39	10.7%
Adjusted CASM ex fuel (cents) (1) (5)	5.07	4.10	23.7%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	9,402	9,504	(1.1%)
Domestic	5,832	6,571	(11.2%)
International	3,570	2,933	21.7%
Revenue passenger miles (RPMs) (millions) (1)	8,288	8,300	(0.2%)
Domestic	5,356	5,831	(8.1%)
International	2,931	2,469	18.7%
Load factor (2)	88.1%	87.3%	0.8 pp
Domestic	91.8%	88.7%	3.1 pp
International	82.1%	84.2%	(2.1 pp)
Booked passengers (thousands) (1)	8,247	8,475	(2.7%)
Domestic	6,225	6,746	(7.7%)
International	2,022	1,729	17.0%
Departures (1)	47,671	50,950	(6.4%)
Block hours (1)	125,221	131,860	(5.0%)
Aircraft at end of period	129	117	12
Average aircraft utilization (block hours)	13.23	13.29	(0.4%)
Fuel gallons accrued (millions)	88.0	91.9	(4.2%)
Average economic fuel cost per gallon (4)	3.13	3.71	(15.5%)
Average exchange rate	17.58	19.70	(10.7%)
Exchange rate at the end of the period	16.89	19.36	(12.7%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale
and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
(excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
	adjusted for dilutive effects.

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022	Variance
Total operating revenues (millions)	3,259	2,847	14.5%
Total operating expenses (millions)	3,036	2,803	8.3%
EBIT (millions)	223	44	406.8%
EBIT margin	6.8%	1.5%	5.3 pp
Depreciation and amortization (millions)	496	417	18.9%
Aircraft and engine variable lease expenses (millions)	104	125	(16.8%)
Net income (loss) (millions)	8	(80)	N/A
Net income (loss) margin	0.2%	(2.8%)	3.1 pp
Earnings (loss) per share (6):
Basic	0.01	(0.07)	N/A
Diluted	0.01	(0.07)	N/A
Earnings (loss) per ADS *:
Basic	0.07	(0.69)	N/A
Diluted	0.07	(0.69)	N/A
Weighted average shares outstanding:
Basic	1,152,609,485	1,155,029,942	(0.2%)
Diluted	1,165,450,734	1,165,083,012	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	8.38	8.07	3.8%
Average base fare per passenger	49	53	(7.9%)
Total ancillary revenue per passenger (3)	48	38	25.7%
Total operating revenue per passenger	97	92	6.1%
Operating expenses per ASM (CASM) (cents) (1)	7.81	7.95	(1.7%)
CASM ex fuel (cents) (1)	4.81	4.26	12.8%
Adjusted CASM ex fuel (cents) (1) (5)	4.57	3.97	15.0%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	38,890	35,281	10.2%
Domestic	25,630	24,604	4.2%
International	13,260	10,676	24.2%
Revenue passenger miles (RPMs) (millions) (1)	33,449	30,191	10.8%
Domestic	22,422	21,623	3.7%
International	11,027	8,569	28.7%
Load factor (2)	86.0%	85.6%	0.4 pp
Domestic	87.5%	87.9%	(0.4 pp)
International	83.2%	80.3%	2.9 pp
Booked passengers (thousands) (1)	33,497	31,051	7.9%
Domestic	25,909	25,043	3.5%
International	7,588	6,007	26.3%
Departures (1)	201,376	193,050	4.3%
Block hours (1)	523,761	494,475	5.9%
Aircraft at the end of the year	129	117	12
Average aircraft utilization (block hours)	13.37	13.28	0.7%
Fuel gallons accrued (millions)	372.2	340.1	9.5%
Average economic fuel cost per gallon (4)	3.11	3.80	(18.0%)
Average exchange rate	17.76	20.12	(11.7%)
Exchange rate at the end of the year	16.89	19.36	(12.7%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes Non-creditable VAT.
(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale
and lease-back gains.	(6) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
(excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
	adjusted for dilutive effects.

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2023	Three months ended December 31, 2022	Variance
Operating revenues:
Passenger revenues	865	792	9.2%
Fare revenues	447	470	(4.9%)
Other passenger revenues	418	322	29.8%

Non-passenger revenues	34	28	21.4%
Other non-passenger revenues	28	23	21.7%
Cargo	6	5	20.0%

Total operating revenues	899	820	9.6%

Other operating income	(12)	(7)	71.4%
Aircraft and engine variable lease expenses	(14)	34	N/A
Fuel expense	277	343	(19.2%)
Landing, take-off and navigation expenses	137	102	34.3%
Salaries and benefits	101	79	27.8%
Depreciation of right of use assets	94	84	11.9%
Other operating expenses	46	32	43.8%
Sales, marketing and distribution expenses	45	40	12.5%
Maintenance expenses	24	23	4.3%
Depreciation and amortization	37	30	23.3%
Operating expenses	735	760	(3.3%)

Operating income	164	60	173.3%

Finance income	14	7	100.0%
Finance cost	(45)	(55)	(18.2%)
Exchange (loss) gain, net	(4)	10	N/A
Comprehensive financing result	(35)	(38)	(7.9%)

Income before income tax	129	22	486.4%
Income tax expense	(17)	(44)	(61.4%)
Net income (loss)	112	(22)	N/A

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022 (Audited)	Variance
Operating revenues:
Passenger revenues	3,123	2,739	14.0%
Fare revenues	1,650	1,661	(0.7%)
Other passenger revenues	1,473	1,078	36.6%

Non-passenger revenues	136	108	25.9%
Other non-passenger revenues	116	93	24.7%
Cargo	20	15	33.3%

Total operating revenues	3,259	2,847	14.5%

Other operating income	(16)	(25)	(36.0%)
Fuel expense	1,165	1,299	(10.3%)
Landing, take-off and navigation expenses	503	379	32.7%
Salaries and benefits	387	283	36.7%
Depreciation of right of use assets	362	320	13.1%
Sales, marketing and distribution expenses	167	124	34.7%
Other operating expenses	132	103	28.2%
Aircraft and engine variable lease expenses	104	125	(16.8%)
Maintenance expenses	98	98	0.0%
Depreciation and amortization	134	97	38.1%
Operating expenses	3,036	2,803	8.3%

Operating income	223	44	406.8%

Finance income	38	13	192.3%
Finance cost	(219)	(193)	13.5%
Exchange (loss) gain, net	(34)	4	N/A
Comprehensive financing result	(215)	(176)	22.2%

Income (loss) before income tax	8	(132)	N/A
Income tax benefit	0	52	(100.0%)
Net income (loss)	8	(80)	N/A

14

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2023	Three months ended December 31, 2022	Variance

Other passenger revenues	418	322	29.8%
Non-passenger revenues	34	28	21.4%
Total ancillary revenues	452	350	29.1%

Booked passengers (thousands) (1)	8,247	8,475	(2.7%)

Total ancillary revenue per passenger	55	41	32.5%

(1) Includes schedule and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows additional detail about the components of total ancillary revenue for the full year 2023:

Unaudited (In millions of U.S. dollars)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022 (Audited)	Variance

Other passenger revenues	1,473	1,078	36.6%
Non-passenger revenues	136	108	25.9%
Total ancillary revenues	1,609	1,186	35.7%

Booked passengers (thousands) (1)	33,497	31,051	7.9%

Total ancillary revenue per passenger	48	38	25.7%

(1) Includes schedule and charter.

15

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of December 31, 2023 (Unaudited)	As of December 31, 2022 (Audited)
Assets
Cash, cash equivalents and restricted cash	774	712
Short-term investments	15	-
Total cash, cash equivalents, restricted cash, and short-term investments (1)	789	-
Accounts receivable, net	251	240
Inventories	16	16
Prepaid expenses and other current assets	44	33
Assets held-for-sale	-	1
Guarantee deposits	148	64
Total current assets	1,248	1,066
Rotable spare parts, furniture and equipment, net	805	479
Right of use assets	2,353	2,181
Intangible assets, net	16	13
Derivatives financial instruments	2	2
Deferred income taxes	236	208
Guarantee deposits	462	484
Other long-term assets	39	36
Total non-current assets	3,913	3,403
Total assets	5,161	4,469
Liabilities and equity
Unearned transportation revenue	343	346
Accounts payable	250	209
Accrued liabilities	163	190
Lease liabilities	373	336
Other taxes and fees payable	262	218
Income taxes payable	8	6
Financial debt	220	112
Other liabilities	2	5
Total short-term liabilities	1,621	1,422
Financial debt	433	161
Accrued liabilities	14	13
Lease liabilities	2,533	2,373
Other liabilities	286	244
Employee benefits	15	11
Deferred income taxes	16	10
Total long-term liabilities	3,297	2,812
Total liabilities	4,918	4,234
Equity
Capital stock	248	248
Treasury shares	(12)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	282	283
Accumulated deficit	(148)	(156)
Accumulated other comprehensive loss	(144)	(144)
Total equity	243	235
Total liabilities and equity	5,161	4,469

(1) Non-GAAP measure.

16

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2023	Three months ended December 31, 2022

Net cash flow provided by operating activities	218	168
Net cash flow used in investing activities	(113)	(104)
Net cash flow used in financing activities*	(82)	(102)
Increase (decrease) in cash, cash equivalents and restricted cash	23	(38)
Net foreign exchange differences	2	-
Cash, cash equivalents and restricted cash at beginning of period	749	750
Cash, cash equivalents and restricted cash at end of period	774	712
*Includes aircraft rental payments of $139 million and $117 million for the three months ended December 31, 2023, and 2022, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022 (Audited)

Net cash flow provided by operating activities	730	614
Net cash flow used in investing activities	(462)	(131)
Net cash flow used in financing activities *	(214)	(513)
Increase (decrease) in cash, cash equivalents and restricted cash	54	(30)
Net foreign exchange differences	8	1
Cash, cash equivalents and restricted cash at beginning of year	712	741
Cash, cash equivalents and restricted cash at end of year	774	712
*Includes aircraft rental payments of $529 million and $449 million for the twelve months ended December 31, 2023, and 2022, respectively.

17